3: Exhibit 21

Exhibit 21

Subsidiary of Registrant

Name of Subsidiary:	TOR Minerals Malaysia, Sdn. Bhd.
Jurisdiction of formation:	Malaysia
Subsidiary DBA:	TOR Minerals (M), Sdn. Bhd.